Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Third Fiscal Quarter Ended November 30, 2019

- Net Revenues up by 47.2% Year-Over-Year

- Income from Operations up by 9.9% Year-Over-Year

- Net income Attributable to TAL was US$28.2 million, compared to net income attributable to TAL of US$123.8 million in the same period of prior year

- Total Student Enrollments of normal priced long-term course up by 66.0% Year-Over-Year

(Beijing–January 21, 2020)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2020 ended November 30, 2019.

Highlights for the Third Quarter of Fiscal Year 2020

•	Net revenues increased by 47.2% year-over-year to US$862.4 million from US$586.0 million in the same period of prior year.
•	Income from operations increased by 9.9% year-over-year to US$78.0 million, from US$71.0 million in the same period of prior year.
•	Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 16.4% year-over-year to US$108.2 million, from US$92.9 million in the same period of prior year.
•	Net income attributable to TAL was US$28.2 million, compared to net income attributable to TAL of US$123.8 million in the same period of prior year.
•	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$58.3 million, compared to Non-GAAP net income attributable to TAL of US$145.8 million in the same period of prior year.
•	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.05. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.10 and US$0.09, respectively. Three ADSs represent one Class A common share.
•	Cash, cash equivalents and short-term investments totaled US$2,729.8 million as of November 30, 2019, compared to US$1,515.6 million as of February 28, 2019.
•	Total Student Enrollments of normal priced long-term course increased by 66.0% year-over-year to approximately 2,318,000 from approximately 1,396,620 in the same period of prior year.

Highlights for the Nine Months Ended November 30, 2019

•	Net revenues increased by 36.2% year-over-year to US$2,501.8 million from US$1,836.4 million in the same period of prior year.
•	Income from operations decreased by 9.5% to US$205.3 million from US$226.9 million in the same period of prior year.
•	Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 3.0% to US$290.4 million from US$281.9 million in the same period of prior year.
•	Net income attributable to TAL was US$6.5 million, compared to net income attributable to TAL of US$267.6 million in the same period of prior year.
•	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$91.6 million, compared to Non-GAAP net income attributable to TAL of US$322.6 million in the same period of prior year.
•	Basic and diluted net income per ADS were both US$0.01. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were both US$0.15.
•	Average student enrollments of normal priced long-term course per quarter during fiscal year 2020 increased by 54.3% year-over-year to approximately 2,483,100 from approximately 1,609,000 in the same period of fiscal year 2019.
•	Total physical network increased from 676 learning centers in 56 cities in China as of February 28, 2019 to 794 learning centers in 70 cities as of November 30, 2019.

Financial and Operating Data—Third Quarter and First Nine Months of Fiscal Year 2020

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2018	2019	Pct. Change
Net revenues	585,991	862,357	47.2%
Operating income	70,996	78,036	9.9%
Non-GAAP operating income	92,931	108,175	16.4%
Net income attributable to TAL	123,834	28,177	(77.2)%
Non-GAAP net income attributable to TAL	145,769	58,316	(60.0)%
Net income per ADS attributable to TAL – basic	0.22	0.05	(78.2)%
Net income per ADS attributable to TAL – diluted	0.21	0.05	(78.1)%
Non-GAAP net income per ADS attributable to TAL – basic	0.26	0.10	(61.7)%
Non-GAAP net income per ADS attributable to TAL – diluted	0.24	0.09	(61.4)%
Total Student Enrollments of normal priced long-term course	1,396,620	2,318,000	66.0%

	Nine Months Ended
	November 30,
	2018	2019	Pct. Change
Net revenues	1,836,423	2,501,753	36.2%
Operating income	226,876	205,293	(9.5)%
Non-GAAP operating income	281,878	290,372	3.0%
Net income attributable to TAL	267,624	6,473	(97.6)%
Non-GAAP net income attributable to TAL	322,626	91,552	(71.6)%
Net income per ADS attributable to TAL – basic	0.47	0.01	(97.7)%
Net income per ADS attributable to TAL – diluted	0.45	0.01	(97.7)%
Non-GAAP net income per ADS attributable to TAL – basic	0.57	0.15	(72.8)%
Non-GAAP net income per ADS attributable to TAL – diluted	0.54	0.15	(72.5)%
Average Student Enrollments of normal priced long-term course	1,609,000	2,483,100	54.3%

“This quarter’s results reflect the progress in our efforts to build a healthy and sustainable business model based on product development, technology, customer satisfaction and operational efficiencies,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

“We expect the growth momentum of our overall business to continue as we further develop our offline network at a suitable speed and scale our online offerings,” Mr. Luo continued. “We will keep up the progress to make our various offline and online tutoring services more widely available in larger geographies by leveraging our offline and online advantages and new technology resources,” Mr. Luo added.

Financial Results for the Third Quarter of Fiscal Year 2020

Net Revenues

In the third quarter of fiscal year 2020, TAL reported net revenues of US$862.4 million, representing a 47.2% increase from US$586.0 million in the third quarter of fiscal year 2019. The increase was mainly driven by an increase in total student enrollments of normal priced long-term course, which increased by 66.0% to approximately 2,318,000 from approximately 1,396,620 in the same period of prior year. The increase in total Student Enrollments of normal priced long-term course was primarily driven by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the third quarter of fiscal year 2020, operating costs and expenses were US$785.6 million, representing a 52.4% increase from US$515.4 million in the third quarter of fiscal year 2019. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$755.4 million, a 53.1% increase from US$493.5 million in the third quarter of fiscal year 2019.

Cost of revenues increased by 43.9% to US$385.1 million from US$267.6 million in the third quarter of fiscal year 2019. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 43.9% to US$384.9 million, from US$267.5 million in the third quarter of fiscal year 2019.

Selling and marketing expenses increased by 87.9% to US$190.9 million from US$101.6 million in the third quarter of fiscal year 2019. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 89.2% to US$186.4 million, from US$98.5 million in the third quarter of fiscal year 2019. The increase of selling and marketing expenses in the third quarter of fiscal year 2020 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 43.3% to US$209.5 million from US$146.2 million in the third quarter of fiscal year 2019. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 44.5% to US$184.2 million, from US$127.5 million in the third quarter of fiscal year 2019.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 37.4% to US$30.1 million in the third quarter of fiscal year 2020 from US$21.9 million in the same period of fiscal year 2019.

Gross Profit

Gross profit increased by 49.9% to US$477.2 million from US$318.4 million in the third quarter of fiscal year 2019.

Income from Operations

Income from operations increased by 9.9% to US$78.0 million from US$71.0 million in the third quarter of fiscal year 2019. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 16.4% to US$108.2 million from US$92.9 million in the third quarter of fiscal year 2019.

Other Income/(Expense)

Other expense was US$3.7 million for the third quarter of fiscal year 2020, compared to other income of US$98.7 million in the third quarter of fiscal year 2019. Other income in the third quarter of fiscal year 2019 was substantially all from the fair value changes of a long-term investment. The fair value changes of such long-term investment were transferred from accumulated other comprehensive income to other income as the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value upon listing on the Hong Kong Exchange in November 2018.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$46.4 million for the third quarter of fiscal year 2020, compared to US$41.1 million for the third quarter of fiscal year 2019. Impairment loss on long-term investments was mainly due to other-than temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$16.6 million in the third quarter of fiscal year 2020, compared to US$10.4 million of income tax expense in the third quarter of fiscal year 2019.

Net Income Attributable to TAL Education Group

Net income attributable to TAL was US$28.2 million in the third quarter of fiscal year 2020, compared to net income attributable to TAL of US$123.8 million in the third quarter of fiscal year 2019. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 60.0% to US$58.3 million, from US$145.8 million in the third quarter of fiscal year 2019.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.05 in the third quarter of fiscal year 2020. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.10 and US$0.09, respectively.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2020 were US$40.1 million, compared to US$73.0 million of capital expenditures for the third quarter of fiscal year 2019.

Cash, Cash Equivalents, and Short-Term Investments

As of November 30, 2019, the Company had US$2,357.4 million of cash and cash equivalents and US$372.4 million of short-term investments, compared to US$1,247.1 million of cash and cash equivalents and US$268.4 million of short-term investments as of February 28, 2019.

Deferred Revenue

As of November 30, 2019, the Company’s deferred revenue balance was US$1,241.2 million, compared to US$866.3 million as of November 30, 2018, representing a year-over-year increase of 43.3%. Deferred revenue primarily consisted of the tuition collected in advance of Xueersi Peiyou small classes, as well as deferred revenue related to other businesses.

Financial Results for the First Nine Months of Fiscal Year 2020

Net Revenues

For the first nine months of fiscal year 2020, TAL reported net revenues of US$2,501.8 million, representing a 36.2% increase from US$1,836.4 million in the first nine months of fiscal year 2019. The increase was mainly driven by the growth in average student enrollments of normal priced long-term course, which increased by 54.3% to approximately 2,483,100 from approximately 1,609,000 in the same period of prior year. The increase in average student enrollments of normal priced long-term course was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first nine months of fiscal year 2020, operating costs and expenses were US$2,305.5 million, a 42.7% increase from US$1,616.2 million in the first nine months of fiscal year 2019. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$2,220.5 million, a 42.2% increase from US$1,561.2 million in the first nine months of fiscal year 2019.

Cost of revenues grew by 30.6% to US$1,120.8 million from US$858.3 million in the first nine months of fiscal year 2019. The increase in cost of revenues was mainly due to increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 30.6% to US$1,120.0 million from US$857.8 million in the first nine months of fiscal year 2019.

Selling and marketing expenses increased by 75.3% to US$609.6 million from US$347.8 million in the first nine months of fiscal year 2019. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 75.1% to US$596.7 million from US$340.7 million in the first nine months of fiscal year 2019. The increase of selling and marketing expenses in the first nine months of fiscal year 2020 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 40.2% to US$575.1 million from US$410.1 million in the first nine months of fiscal year 2019. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 38.9% to US$503.8 million from US$362.7 million in the first nine months of fiscal year 2019.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 54.7% to US$85.1 million in the first nine months of fiscal year 2020 from US$55.0 million in the same period of fiscal year 2019.

Gross Profit

Gross profit grew by 41.2% to US$1,381.0 million from US$978.1 million in the first nine months of fiscal year 2019.

Income from Operations

Income from operations decreased by 9.5% to US$205.3 million from US$226.9 million in the first nine months of fiscal year 2019. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 3.0% to US$290.4 million from US$281.9 million in the first nine months of fiscal year 2019.

Other Income/(Expense)

Other expense was US$90.6 million for the first nine months of fiscal year 2020, compared to other income of US$107.0 million in the third quarter of fiscal year 2019. Other expense in the first nine months of fiscal year 2020 was mainly related to the fair value changes of a long-term investment.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$151.2 million for the first nine months of fiscal year 2020, compared to US$50.8 million for the first nine months of fiscal year 2019. Impairment loss on long-term investments was mainly due to other-than temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$5.7 million in the first nine months of fiscal year 2020, compared to US$43.3 million of income tax expense in the first nine months of fiscal year 2019.

Net Income Attributable to TAL Education Group

Net income attributable to TAL was US$6.5 million in the first nine months of fiscal year 2020, compared to net income attributable to TAL of US$267.6 million in the first nine months of fiscal year 2019. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 71.6% to US$91.6 million from US$322.6 million in the first nine months of fiscal year 2019.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.01 in the first nine months of fiscal year 2020. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.15.

Capital Expenditures

Capital expenditures for the first nine months of fiscal year 2020 were US$125.2 million, compared to US$144.2 million of capital expenditures for the first nine months of fiscal year 2019.

Business Outlook

Based on our current estimates, total net revenues for the fourth quarter of fiscal year 2020 are expected to be between US$959.1 million and US$980.9 million, representing an increase of 32% to 35% on a year-over-year basis.

If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 35% to 38% for the fourth quarter of fiscal year 2020.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2020 ended November 30, 2019 at 8:00 a.m. Eastern Time on January 21, 2020 (9:00 p.m. Beijing time on January 21, 2020).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	2999454

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 7:59 a.m. U.S. Eastern time, January 29, 2020 (8:59 p.m. Beijing time, January 29, 2020).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	2999454

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2020, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 70 cities.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2019	As of November 30, 2019
ASSETS

Current assets
Cash and cash equivalents	$1,247,140	$2,357,357
Restricted cash-current	9,227	5,348
Short-term investments	268,424	372,430
Inventory	7,750	21,288
Amounts due from related parties-current	3,341	5,812
Income tax receivables	7,204	28
Prepaid expenses and other current assets	202,630	244,873
Total current assets	1,745,716	3,007,136
Restricted cash-non-current	7,334	9,162
Amounts due from related parties-non-current	1,747	1,422
Property and equipment, net	287,877	328,446
Deferred tax assets-non-current	29,179	75,726
Rental deposits	56,135	65,319
Intangible assets, net	74,776	61,055
Land use right, net	—	204,721
Goodwill	414,228	406,439
Long-term investments	850,695	583,158
Long-term prepayments and other non-current assets	267,404	71,208
Operating lease right-of-use assets	—	1,124,903
Total assets	$3,735,091	$5,938,695

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 98,436 and 138,872 as of February 28, 2019 and November 30, 2019, respectively)	$106,493	$148,393
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 401,027 and 1,163,866 as of February 28, 2019 and November 30, 2019, respectively)	433,610	1,240,318
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 18,504 and 3,085 as of February 28, 2019 and November 30, 2019, respectively)	24,375	9,075
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 291,728 and 416,653 as of February 28, 2019 and November 30, 2019, respectively)	365,195	503,781
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 36,670 and 52,617 as of February 28, 2019 and November 30, 2019, respectively)	38,743	7,935
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and November 30, 2019, respectively)	210,027	—
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and November 30, 2019, respectively)	5,275	—
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and 246,233 as of February 28, 2019 and November 30, 2019, respectively)	—	278,389
Total current liabilities	1,183,718	2,187,891
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 2,497 and 918 as of February 28, 2019 and November 30, 2019, respectively)	2,497	918
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of 106 and 5 as of February 28, 2019 and November 30, 2019, respectively)	196	5
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 16,951 and 7,169 as of February 28, 2019 and November 30, 2019, respectively)	17,738	7,766
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to TAL Education Group of 465 and nil as of February 28, 2019 and November 30, 2019, respectively)	465	—
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019, and November 30, 2019, respectively)	—	260,900
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of nil and 778,634 as of February 28, 2019 and November 30, 2019, respectively)	—	850,392
Total liabilities	1,204,614	3,307,872

Equity
Class A common shares	127	132
Class B common shares	71	67
Class A common shares issuable	1,977	—
Additional paid-in capital	1,485,521	1,642,850
Statutory reserve	58,690	58,690
Retained earnings	920,314	926,787
Accumulated other comprehensive income/(loss)	17,047	(34,400)
Total TAL Education Group's equity	2,483,747	2,594,126
Noncontrolling interest	46,730	36,697
Total equity	2,530,477	2,630,823
Total liabilities and equity	$3,735,091	$5,938,695

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2018	2019	2018	2019
Net revenues	$585,991	$862,357	$1,836,423	$2,501,753
Cost of revenues (note 1)	267,633	385,122	858,280	1,120,800
Gross profit	318,358	477,235	978,143	1,380,953
Operating expenses (note 1)
Selling and marketing	101,597	190,947	347,804	609,604
General and administrative	146,170	209,491	410,119	575,132
Total operating expenses	247,767	400,438	757,923	1,184,736
Government subsidies	405	1,239	6,656	9,076
Income from operations	70,996	78,036	226,876	205,293
Interest income	13,507	19,691	49,329	53,561
Interest expense	(4,059)	(2,735)	(11,881)	(7,963)
Other income/(expense)	98,690	(3,732)	107,021	(90,618)
Impairment loss on long-term investments	(41,131)	(46,408)	(50,844)	(151,196)
Income before provision for income tax and loss from equity method investments	138,003	44,852	320,501	9,077
Income tax expense	(10,404)	(16,611)	(43,268)	(5,736)
Loss from equity method investments	(3,934)	(3,206)	(11,072)	(5,895)
Net income/(loss)	123,665	25,035	266,161	(2,554)
Add: Net loss attributable to noncontrolling interest	169	3,142	1,463	9,027
Total net income attributable to TAL Education Group	$123,834	$28,177	$267,624	$6,473
Net income per common share
Basic	$0.65	$0.14	$1.41	$0.03
Diluted	0.62	0.14	1.34	0.03
Net income per ADS (note 2)
Basic	$0.22	$0.05	$0.47	$0.01
Diluted	0.21	0.05	0.45	0.01
Weighted average shares used in calculating net income per common share
Basic	190,312,127	198,555,124	189,601,790	197,882,722
Diluted	199,636,171	207,120,564	200,186,601	206,627,034

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2018	2019	2018	2019
Cost of revenues	$158	$267	$506	$832
Selling and marketing expenses	3,090	4,534	7,123	12,951
General and administrative expenses	18,687	25,338	47,373	71,296
Total	$21,935	$30,139	$55,002	$85,079

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
Comprehensive Income/(LOSS)
(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2018	2019	2018	2019
Net income/(loss)	$123,665	$25,035	$266,161	$(2,554)
Other comprehensive (loss) /income, net of tax	(213,073)	22,202	(169,744)	(53,505)
Comprehensive (loss)/ income	(89,408)	47,237	96,417	(56,059)
Add: Comprehensive loss attributable to noncontrolling interest	441	2,537	2,987	11,085
Comprehensive (loss)/ income attributable to TAL Education Group	$(88,967)	$49,774	$99,404	$(44,974)

TAL EDUCATION GROUP
Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures
(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2018	2019	2018	2019
Cost of revenues	$267,633	$385,122	$858,280	$1,120,800
Share-based compensation expense in cost of revenues	158	267	506	832
Non-GAAP cost of revenues	267,475	384,855	857,774	1,119,968

Selling and marketing expenses	101,597	190,947	347,804	609,604
Share-based compensation expense in selling and marketing expenses	3,090	4,534	7,123	12,951
Non-GAAP selling and marketing expenses	98,507	186,413	340,681	596,653
General and administrative expenses	146,170	209,491	410,119	575,132
Share-based compensation expense in general and administrative expenses	18,687	25,338	47,373	71,296
Non-GAAP general and administrative expenses	127,483	184,153	362,746	503,836

Operating costs and expenses	515,400	785,560	1,616,203	2,305,536
Share-based compensation expense in operating costs and expenses	21,935	30,139	55,002	85,079
Non-GAAP operating costs and expenses	493,465	755,421	1,561,201	2,220,457

Income from operations	70,996	78,036	226,876	205,293
Share based compensation expenses	21,935	30,139	55,002	85,079
Non-GAAP income from operations	92,931	108,175	281,878	290,372

Net income attributable to TAL Education Group	123,834	28,177	267,624	6,473
Share based compensation expenses	21,935	30,139	55,002	85,079
Non-GAAP net income attributable to TAL Education Group	$145,769	$58,316	$322,626	$91,552
Net income per ADS
Basic	$0.22	$0.05	$0.47	$0.01
Diluted	0.21	0.05	0.45	0.01
Non-GAAP Net income per ADS
Basic	$0.26	$0.10	$0.57	$0.15
Diluted	0.24	0.09	0.54	0.15
ADSs used in calculating net income per ADS
Basic	570,936,381	595,665,372	568,805,370	593,648,166
Diluted	598,908,513	621,361,692	600,559,803	619,881,102
ADSs used in calculating Non-GAAP net income per ADS
Basic	570,936,381	595,665,372	568,805,370	593,648,166
Diluted	598,908,513	621,361,692	600,559,803	620,250,195